Mail Stop 6010
Via Facsimile and U.S. Mail

March 19, 2008

Mr. Martin McGlynn
President and Chief Executive Officer
Stemcells, Inc.
3155 Porter Drive
Palo Alto, CA 94304

> **Re: Stemcells, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File Number: 000-19871**

Dear Mr. McGlynn:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kenneth B. Stratton, Esq.